Exhibit 99.1

Lisa Clarkin
Officer, Client Services
Telephone: 416.361.0930 ext. 236
Email: lclarkin@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

May 18, 2006

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

Dear Sir or Madam:

RE: MAMMA.COM INC.

We are pleased to confirm that copies of the following materials were mailed to shareholders on May 17, 2006.

1.	Proxy

2.	Notice of Annual and Special Meeting of Shareholders, and Management Information Circular.

3.	2005 Annual Report, and Consolidated Financial Statements for the years ended December 31, 2005, 2004, and 2003

4.	Supplemental Mailing List Request Card

5.	Proxy Return Envelope

Yours Truly,

EQUITY TRANSFER SERVICES INC.